Exhibit 99.1

Electra Reports Q1 2023 Results and Provides Update on Cobalt Refinery Project and Black Mass Recycling Trial

TORONTO--(BUSINESS WIRE)--May 11, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today reported its financial results for the first quarter ended March 31, 2023, and provided an update on the commissioning of its cobalt refinery and its black mass recycling trial. All amounts are in Canadian currency unless otherwise stated.

“Our performance in the first quarter was marked by a number of significant milestones relating to our lithium-ion battery material recycling trial,” said Trent Mell, Electra’s CEO. “Most notably, we completed the first plant-scale recycling of black mass material in North America and we produced high quality lithium-carbonate, graphite, and nickel-cobalt mixed hydroxide products that met or exceeded standards we achieved previously in a lab-setting.

“We expect to sustain this momentum with the first delivery of recycled products to customers in the coming weeks and the completion of a scoping study assessing the economic potential of black mass processing at our refinery complex north of Toronto,” Mr. Mell concluded.

ELECTRA Q1 2023 HIGHLIGHTS AND DEVELOPMENTS

  Net loss for the period was $21.8 million or $0.61 per share. Included in the net loss was the impact of a debt offering transaction completed in the period involving a non-cash settlement of 2026 Notes in exchange for 2028 Notes at a loss of $19.9 million. Results for Q1 2023 compare to net income of $2.3 million or $0.08 per share for Q1 2022, which was driven by a gain of $4 million on the fair value of the embedded derivative liability portion of Electra’s convertible debt.
  Held cash and marketable securities of $12.9 million as at March 31, 2023, up from $8.4 million as at December 31, 2022. Electra’s cash balance at the end of Q1 2023 does not include the remaining $5.1 million of government investments expected to be received.
  Successfully completed the first plant-scale recycling of black mass material in North America and confirmed the recovery of critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for the EV battery supply chain using Electra’s proprietary hydrometallurgical process. To date, Electra has produced high quality nickel-cobalt mixed hydroxide, graphite, and lithium carbonate products in its black mass recycling trial at its refinery complex.
  Disposed of non-core exploration assets in the Canadian Cobalt Camp to Kuya Silver Corporation for 2.7 million shares of Kuya valued at $1 million. Electra retained a two percent royalty on net smelter returns from all commercial production derived from the assets.
  Closed a private placement offering for the issuance of US$51 million principal amount of 8.99% senior secured convertible notes (“Note Offering”) due February 2028. As part of the Note Offering, Electra also announced that it purchased and cancelled all of the previously outstanding 2026 Notes at par value, plus accrued and unpaid interest. The gross proceeds of the Note Offering of US$15 million will be used for capital expenditures associated with the expansion and recommissioning of the Company’s cobalt refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs.
  Issued its inaugural Sustainability Report and committed to net-zero greenhouse emissions by 2050.
  Released an updated mineral resources estimate (“MRE”) for the Iron Creek Cobalt-Copper project located in Idaho.

Highlights Subsequent to Quarter End

  Signed a memorandum of understanding with the Three Fires Group to a form a joint venture focused on the recycling of lithium-ion battery waste in Ontario underpinned by Electra’s proprietary black mass processing capabilities that recover high value elements, including lithium, nickel, cobalt, and graphite.
  Progressed with the Company’s black mass recycling trial, which continues to be marked by strong recovery rates and the production of high-quality products.

Refinery Project Update

As at March 31, 2023 Electra made the following key developments in its refinery project:

  Completed commissioning of the analytical lab, feed material handling system, including the ball mill and mixing station, filter presses, and reagent handling systems.
  Completed the erection of the solvent extraction building.
  Completed the construction of the cobalt sulfate loadout facility.

On February 14, 2023 Electra announced that due in part to the receipt of damaged equipment critical to the completion of the refinery project and ongoing supply chain disruptions causing ongoing delays in the delivery of equipment, including components to process control systems, the Company withdrew its previous guidance relating to the refinery project’s estimated capital spend and construction timelines. Subsequent inspection of the damaged equipment has determined that the falling film evaporator vessel is suitable for installation. The damaged equipment will require onsite repairs before it can be commissioned.

Also on February 14, 2023 Electra announced the launch of a re-baseline engineering report to identify the refinery’s updated project scope, scheduling, and capital expenditures. This updated re-baseline engineering work has been undertaken by the refinery project’s engineering, procurement, and construction management (EPCM) contractor. Management anticipates that the capital costs will be higher due to inflation, construction delays, scope expansion, and the completion of detailed engineering.

In particular, given inflationary price pressures over the past year that have negatively impacted all aspects of the refinery project, including contractor labour rates and costs for concrete, steel, piping, and freight, Electra expects that the re-baseline engineering report will conclude that capital costs for completing the refinery project will be higher than the $105 million (US$78.5 million) budget previously disclosed. The Company will require additional capital to complete final commissioning. Discussions are underway with various commercial partners, government agencies and other parties to address the funding shortfall.

Electra expects to provide an update on its refinery project in the coming days pending completion of the re-baseline engineering report.

Black Mass Trial Update

Late in 2022, Electra launched a black mass trial at its refinery complex north of Toronto to recover and recycle high-value elements from black mass, including lithium, nickel, cobalt, copper, manganese and graphite, found in shredded lithium-ion batteries.

Electra has achieved a number of encouraging results since the trial began:

  On February 14, 2023, Electra confirmed that it had successfully completed the first plant-scale recycling of black mass material in North America and recovered critical metals needed for the electric vehicle battery supply chain using its proprietary hydrometallurgical process.
  On March 13, 2023, Electra announced that it recovered lithium, a critical mineral needed for the electric vehicle EV battery supply chain. The recovery and subsequent production of a high-quality lithium carbonate product in a plant-scale setting validate Electra’s proprietary hydrometallurgical process.
  Also, in March 2023 Electra produced a mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above quoted market specifications.
  Recoveries within the MHP circuit, which produces the highest value product in the black mass recycling process, have been equivalent to and at times superior to bench scale results achieved previously.

All of the Company’s recovered material will be sold to third-party companies for additional processing and re-use in a number of applications. A first shipment of MHP product is expected to be delivered to downstream clients for evaluation purposes in early Q2 2023.

Pending completion of the black mass trial and evaluation of project economics expected in Q2, success could pave the way towards commercialization. Using the existing refinery footprint, infrastructure and plant equipment, Electra could quickly expand throughput to 2,500 tonnes per year of black mass under a continuous operation scenario. A desktop study is underway, and results will be shared once available. A larger facility of 5,000 tonne or more per annum of black mass is another option Electra may consider with a commercial funding partner.

For complete details of the consolidated financial statements and the associated management’s discussion and analysis, please refer to the Company’s filing on SEDAR (www.sedar.com) or the Company’s website (www.ElectraBMC.com).

Electra will host a conference call on May 11, 2023 at 8:00 am ET to review its first quarter performance and discuss near-term outlook.

Dial-in and Webcast Details:

- North American dial-in number: 1-800-319-4610
- International dial-in number: 1-604-638-5340
- Webcast and slide presentation: https://ElectraBMC.com/category/events/

About Electra Battery Materials
Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891